Exhibit 99.7

ANNEX G

SAMPLE OF PROXY TO VOTE UNDER INSTRUCTIONS

(To be printed out on the Company’s letterhead)

PROXY / POWER OF ATTORNEY

I, (Insert Full Name of Shareholder) ____________________________________________________, shareholder of QIWI PLC, Registration Number HE 193010 (the “Company”), after having received due notice (the “Notice”) for the Annual General Meeting of the Company, which is to be held on August 27, 2024, at 10:00 am (Cyprus time) at QIWI’s office at 12 Kennedy Avenue, Kennedy Business Centre, 2nd floor, 1087, Nicosia, Cyprus (the “AGM”) and whilst acknowledging the matters stated in and disclosed by the Notice, hereby appoint Mr. Philios Yiangou (passport ____________, issued by _______ on ___________, residing at ___________) (the “Proxy”), as our proxy to choose the chairman of the AGM, to demand a poll and to vote in our name and on our behalf at the AGM or any adjournment thereof.

This instrument empowers and shall be used by the Proxy to vote for the below listed resolution as stated below.

PART A

1.	THAT audited consolidated financial statements of the Company for the 2023 financial year be and are hereby approved and adopted as being in the best interests of and to the advantage and further commercial benefit of and within the powers of the Company.

2.	THAT audited standalone financial statements of the Company for the 2023 financial year be and are hereby approved and adopted as being in the best interests of and to the advantage and further commercial benefit of and within the powers of the Company.

PART B

1.	THAT PAPAKYRIACOU & PARTNERS LIMITED be and are hereby re-appointed as the Company’s Auditors to hold office from the conclusion of that annual general meeting until the conclusion of the next annual general meeting at which accounts are laid before the Company.

2.	THAT the Board of Directors of the Company be and are hereby authorized to fix the Auditors’ remuneration at its discretion.

PART C

1.	TO cast the votes for Independent Directors as follows:

NAME OF NOMINEE	AMOUNT OF VOTES

2.	TO cast the votes for Elected Directors as follows:

NAME OF NOMINEE	AMOUNT OF VOTES

PART D

1.	THAT the remuneration for non-executives Directors of the Company, consisting of (i) an annual fee in the amount of US$ 150,000 gross in consideration of any time (including travel time) committed for the purpose of carrying out the duties of a Director; (ii) an annual fee in the amount of US$ 250,000 gross in consideration of any time (including travel time) committed for the purpose of carrying out the duties of a chairperson of the Board of Directors; (iii) an annual fee in the amount of US$ 20,000 gross in consideration of any time (including travel time) committed for the purpose of carrying out the duties of a member of each of the Board committees; (iv) an annual fee in the amount of
US$ 50,000 gross in consideration of any time (including travel time) committed for the purpose of carrying out the duties of a chairperson of the Audit Committee; (v) an annual fee in the amount of US$ 40,000 gross in consideration of any time (including travel time) committed for the purpose of carrying out the duties of a chairperson of any Committee, except for the Audit Committee, be and is hereby approved, provided that each of them shall be paid separately for each position held by such a Director and that such Directors shall not act as direct representatives of the shareholder(-s) having a significant interest in the Company.

For the purpose of this resolution any shareholder(-s) owning directly or indirectly a ten (10) per cent interest in the voting power or in the share capital of the Company are presumed to have a “significant interest” in the Company.

2.	THAT no remuneration shall be fixed for executive Directors of the Company and the Directors, being direct representatives of the shareholder(-s), having a significant interest in the Company.

For the purpose of this resolution any shareholder(-s) owning directly or indirectly a ten (10) per cent interest in the voting power or in the share capital of the Company are presumed to have a “significant interest” in the Company.

PART E

1.	THAT the change of name the Company from QIWI PLC to NanduQ PLC be and is hereby approved.

Voting Authority and Instruction:

(please mark as appropriate)

	FOR	AGAINST	ABSTAINED
PART A Resolution No.1
PART A Resolution No.2
PART B Resolution No.1
PART B Resolution No.2
PART C Resolution No.1
PART C Resolution No.2
PART D Resolution No.1
PART D Resolution No.2
PART E Resolution No.1

Signed on the ____ day of ______________, 2024.

Signature:

Name of Shareholder:

(To be stamped with Company’s seal)